Exhibit A

CERAGON NETWORKS REPORTS THIRD QUARTER 2008
FINANCIAL RESULTS

        TEL AVIV, Israel, October 27, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity Ethernet and TDM wireless backhaul solutions, today reported results for the third quarter which ended September 30, 2008.

        Revenues for the third quarter of 2008 were $58.1 million, up 30.6% from $44.5 million for the third quarter of 2007 and 5.2% from $55.2 million in the second quarter of 2008.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2008 was $3.5 million or $0.09 per basic and diluted share, compared to net income of $3.7 million in the third quarter of 2007, or $0.12 per basic share and $0.11 per diluted share.

        On a non-GAAP basis, net income for the third quarter, excluding $665,000 of equity-based compensation expenses, was $4.1 million, or $0.11 per basic and diluted share. Non-GAAP net income for the third quarter of 2007 was $4.1 million, or $0.14 per basic share and $0.13 per diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the third quarter of 2008 was 31.5% of revenues. Gross margin on a non-GAAP basis in the third quarter of 2008 was 31.6% of revenues.

        Cash and cash investments at the end of the quarter were $112 million.

        “We believe that the growth drivers for our business remain intact and we continue to expect strong demand for high capacity backhaul solutions, led by the Asia Pacific region,” said Ira Palti, President and CEO of Ceragon. “Beyond this year, we think it’s prudent to adopt a more cautious stance. We assume that customers will perform additional spending analysis in the current economic environment, but will continue to spend to upgrade their networks to higher capacity and migrate to IP technology.”

        A conference call discussing Ceragon’s results for the third quarter of 2008, business conditions, outlook and guidance, will take place today, October 27, 2008, at 9:00 a.m. (EDT). Investors are invited to join the Company’s teleconference by calling (800) 230-1059 or international (612) 332-0226 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

        Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access code 962215.

        A replay of both the call and the webcast will be available through November 27, 2008.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Third Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30		Three months ended September 30,
	2008	2007	2008	2007

Revenues	$160,499	$115,743	$58,097	$44,470
Cost of revenues	106,805	73,952	39,786	28,490

Gross profit	53,694	41,791	18,311	15,980

Operating expenses:
Research and development	15,115	11,084	5,157	4,134
Selling and marketing	23,263	18,124	8,139	6,659
General and administrative	4,990	3,751	1,773	1,617

Expense in respect to settlement
reserve	-	450	-	-

Total operating expenses	$43,368	$33,409	$15,069	$12,410

Operating profit	10,326	8,382	3,242	3,570
Financial income, net	2,115	326	490	104

Income before taxes	12,441	8,708	3,732	3,674

Tax benefit (taxes on income)	10,798	-	(250)	-

Net Income	$23,239	$8,708	$3,482	$3,674

Basic net earnings per share	$0.63	$0.31	$0.09	$0.12

Diluted net earnings per share	$0.60	$0.28	$0.09	$0.11

Weighted average number of shares used
in computing basic net earnings per
share	36,980,039	28,526,786	37,020,035	29,470,281

Weighted average number of shares used
in computing diluted net earnings
per share	38,806,070	30,806,976	38,676,762	32,536,254

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Ceragon Reports Third Quarter 2008 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,644	$58,650
Short-term bank deposits	34,410	25,997
Marketable securities	7,699	6,399
Trade receivables, net	61,628	40,533
Deferred taxes	6,226	-
Other accounts receivable and prepaid expenses	13,132	10,888
Inventories	39,456	36,763

Total current assets	$197,195	$179,230

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,291	12,030
Long-term marketable securities	26,122	18,665
Severance pay funds	4,275	3,268
Deferred taxes	5,697	-

Total long-term investments	$45,385	$33,963

PROPERTY AND EQUIPMENT, NET	6,949	4,447

Total assets	$249,529	$217,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	41,751	$25,173
Deferred revenues	5,629	6,702
Other accounts payable and accrued expenses	8,095	14,935

Total current liabilities	$55,475	$46,810

LONG-TERM LIABILITIES
Accrued severance pay	6,866	5,286
Other payables	-	4,650

Total long-term liabilities	$6,866	$9,936

SHAREHOLDERS' EQUITY:
Share capital:

Ordinary shares	91	91
Additional paid-in capital	284,443	281,086
Other comprehensive income (loss)	(22)	280
Accumulated deficits	(97,324)	(120,563)

Total shareholders' equity	$187,188	$160,894

Total liabilities and shareholders' equity	$249,529	$217,640

Ceragon Reports Third Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Cash flow from operating activities:
Net income	$3,482	$3,674	$23,239	$8,708
Adjustments to reconcile net income to net cash provided
by (used in) operating activities:

Depreciation	529	325	1,385	960
Stock-based compensation expense	665	456	1,963	1,278
Increase in trade and other receivables, net	(6,020)	(8,098)	(23,619)	(7,072)
Increase in inventory	(2,530)	(3,088)	(2,693)	(11,758)
Increase in trade payables and accrued liabilities	5,514	8,243	9,211	9,064
Increase (decrease) in deferred revenues	2,823	2,003	(1,073)	3,450

Decrease (increase) in deferred tax asset	95	-	(11,112)	-
Decrease in long term payable	-	(1,648)	(4,650)	(3,663)

Other adjustments	(15)	150	145	116

Net cash provided by (used in) operating activities	$4,543	$2,017	$(7,204)	$1,083

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,179)	(1,210)	(3,018)	(2,183)
Investment in short and long-term bank deposit	(19,569)	(2,027)	(53,144)	(2,027)
Proceeds from short and long-term bank deposits	8,820	1,991	47,835	5,810
Investment in held-to-maturity marketable
securities	(744)	(700)	(14,744)	(1,900)
Proceeds from maturities of held-to-maturity marketable
securities	2,000	491	6,050	4,730

Net cash provided by (used in) investing activities	$(10,672)	$(1,455)	$(17,021)	$4,430

Cash flow from financing activities:
Proceeds from exercise of options	316	3,530	591	8,848
Issuance costs	(41)	-	(372)	-

Net cash provided by financing activities	$275	$3,530	$219	$8,848

Increase (decrease) in cash and cash equivalents	$(5,854)	$4,092	$(24,006)	$14,361

Cash and cash equivalents at the beginning of the period	40,498	20,439	58,650	10,170

Cash and cash equivalents at the end of the period	$34,644	$24,531	$34,644	$24,531

Ceragon Reports Third Quarter 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$58,097			$58,097	$44,470
Cost of revenues	39,786	67	(*)	39,719	28,461

Gross profit	18,311			18,378	16,009

Operating expenses:
Research and development	5,157	175	(*)	4,982	4,059
Selling and marketing	8,139	201	(*)	7,938	6,438
General and administrative	1,773	222	(*)	1,551	1,486

Total operating expenses	$15,069			$14,471	$11,983

Operating profit	3,242			3,907	4,026
Financial income, net	490			490	104

Income before taxes	3,732			4,397	4,130

Taxes on income	250			250	-

Net income	$3,482			$4,147	$4,130

Basic net earnings per share	$0.09			$0.11	$0.14

Diluted net earnings per share	$0.09			$0.11	$0.13

Weighted average number of shares used in
computing basic net earnings per share	37,020,035			37,020,035	29,470,281

Weighted average number of shares used in
computing diluted net earnings per share	38,676,762			38,676,762	32,536,254

Total adjustments		665

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Third Quarter 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$160,499			$160,499	$115,743
Cost of revenues	106,805	205	(*)	106,600	73,861

Gross profit	53,694			53,899	41,882

Operating expenses:
Research and development	15,115	459	(*)	14,656	10,880
Selling and marketing	23,263	771	(*)	22,492	17,600
General and administrative	4,990	528	(*)	4,462	3,292

Total operating expenses	$43,368			$41,610	$31,772

Operating profit	10,326			12,289	10,110
Financial income, net	2,115			2,115	326

Income before taxes	12,441			14,404	10,436

Taxes benefit (tax on income)	10,798	11,207	(**)	(409)	-

Net Income	$23,239			$13,995	$10,436

Basic net earnings per share	$0.63			$0.38	$0.37

Diluted net earnings per share	$0.60			$0.36	$0.34

Weighted average number of shares used in
computing basic net earnings per share	36,980,039			36,980,039	28,526,786

Weighted average number of shares used in
computing diluted net earnings per share	38,806,070			38,806,070	30,806,976

Total adjustments		9,244

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)
(**)Adjustment related to creation of deferred tax asset.

Ceragon Reports Third Quarter 2008 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com